                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Amendment #1

 			  PDS Gaming Corporation

                              (NAME OF ISSUER)

                    Common Stock, par value $.01 per share

                         (TITLE OF CLASS OF SECURITIES)

                                  69329T105

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           153 East 53rd Street, 55th Floor
                            New York, New York 10022
                                212-521-0975




                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  October 13, 2004


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 4 pages)

CUSIP No. 69329T105                  13D/A                  Page 2 of 4 pages


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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  190,580
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     190,580
 REPORTING
              ------------------------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  190,580
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   4.99%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 4 pages)

CUSIP No. 69329T105                  13D/A                  Page 3 of 4 Pages




  AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated October 13, 2004, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on October 4, 2004 (the "Schedule 13D"), relating to the Common Stock no par value (the "Common Stock") of PDS Gaming Corporation, a Minnesota company.


Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:



ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of October 13, 2004, Hummingbird has caused HVF to invest approximately $369,879 in the Shares of the Issuer using its working capital.



ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 190,580 Shares representing approximately 4.99% of the outstanding shares of the Issuer (based upon 3,812,222 shares outstanding as of August 22, 2004, as reported on the latest Definitive Schedule 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 190,580 shares representing approximately 4.99% of the outstanding shares of the Issuer (based upon 3,812,222 shares outstanding as of August 22, 2004, as reported on the latest Definitive Schedule 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

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                                 (Page 3 of 4 pages)

CUSIP No. 69329T105                  13D/A                Page 4 of 4 Pages

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
9/13/2004	open market purchase		2,000		1.894
9/14/2004	open market purchase		15,375		1.899
9/15/2004	open market purchase		24,200		1.914
9/16/2004	open market purchase		20,300		1.909
9/16/2004	open market purchase		22,100		1.909
9/17/2004	open market purchase		11,100		1.910
9/21/2004	open market purchase		9,600		1.910
9/23/2004	open market purchase		20,100		1.910
9/24/2004	open market purchase		54,805		2.006
9/27/2004	open market purchase		29,700		2.019
9/29/2004	open market purchase		15,100		2.020
9/30/2004	open market purchase		2,400		2.020
10/1/2004	open market purchase		10,800		2.020
10/13/2004	open market sale		50,600		2.130




ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: October 13, 2004

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member